FIRST BANKERS' BANC SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash and Cash Equivalents	$	98,000
Deposit with Clearing Organization		100,000
Receivables		107,515
Securities Owned, at Fair Value		12,280,341
Fixed Assets, Net		4,833
Right-Of-Use Assets		469,084
Goodwill, Net		5,800,000
Income Taxes Receivable - Related Party		210,601
Prepaid and Other Assets		296,543
Total Assets	$	19,366,917

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Payable to Clearing Organization	$	1,649,738
Securities Sold, Not Yet Purchased		2,153,185
Deferred Tax Liability		42,486
Note Payable - Related Party		4,000,000
Lease Liabilities		470,451
Accounts Payable and Accrued Expenses		1,389,997
Total Liabilities		9,705,857

STOCKHOLDER'S EQUITY

Common Stock, $1 Par Value, 1,000 Shares Authorized,		
Issued and Outstanding		1,000
Additional Paid-In Capital		8,785,160
Retained Earnings		874,900
Total Stockholder's Equity		9,661,060
Total Liabilities and Stockholder's Equity	$	19,366,917

See accompanying Notes to Financial Statements